April 13, 2016

VIA EDGAR AND COURIER

Office of Natural Resources

Securities and Exchange Commission

Mail Stop 4628

100 F Street N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	Nuverra Environmental Solutions, Inc.
Application on Form T-3 filed March 17, 2016 as amended by amendment No.1 filed April 12, 2016
File No. 022-29014

Ladies and Gentlemen:

Nuverra Environmental Solutions, Inc. (the “Company”) requests that the effective date of the above-captioned Application on Form T-3 be accelerated so that such Application will be declared effective at or before 4:00 p.m., Washington, D.C. time, on April 14, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuverra Environmental Solutions, Inc.

/s/ Joseph M. Crabb
Joseph M. Crabb
Vice President and Secretary